January 22, 2010

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

(202) 772-9202 (Fax)

Attention:	Linda Cvrkel
Heather Clark

Re:	Monsanto Company
Form 10-K for the year ended August 31, 2009
Filed October 27, 2009
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated January 11, 2010, setting forth comments to the Report on Form 10-K for the year ended August 31, 2009 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “company”). Set forth below are the Staff’s comments, indicated in bold, and the company’s responses. The company plans to incorporate changes to its filings prompted by the Staff’s comments on a going forward basis in future filings, as outlined in the responses below. We understand that the purpose of the Staff’s review is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. As such, we understand that the Staff may have further comments based on our responses.

COMMENTS

Annual Report on Form 10-K for the fiscal year ended August 31, 2009

Item 6. Selected Financial Data, page 18

1.

We note that the company has disclosed its current ratio and debt to capital ratio in the company’s selected financial data for all periods presented. In future filings, please revise your Annual Report on Form 10-K to include Exhibit 12 reflecting the calculation of these ratios for all periods presented. Refer to the guidance outlined in Item 601(b)(12) of Regulation S-K.

Response. In our future Annual Report on Form 10-K for the year ending Aug. 31, 2010, Monsanto will include the following in Exhibit 12, Statements Re Computation of Ratios:

Debt to Capital Ratio (amounts in millions except for percentages)

	2010*	2009	2008	2007	2006
Short-Term Debt	XX	$79	$24	$270	$28
Long-Term Debt	X,XXX	$1,724	$1,792	$1,150	$1,639
Total Debt	X,XXX	$1,803	$1,816	$1,420	$1,667
Total Shareowners' Equity	XX,XXX	$10,056	$9,374	$7,503	$6,525
Debt-to-Capital Ratio	XX%	15%	16%	16%	20%

*Amounts for 2010 will be added to disclosure in the 2010 10-K.

Debt-to-capital ratio is the sum of short-term and long-term debt, divided by the sum of short-term and long-term debt and shareowners’ equity.

Current Ratio (amounts in millions except for ratios)

	2010*	2009	2008	2007	2006
Total Current Assets	X,XXX	$7,883	$7,609	$5,084	$5,461
Total Current Liabilities	X,XXX	$3,756	$4,439	$3,075	$2,279

Current Ratio	X.XX	2.10	1.71	1.65	2.40

*Amounts for 2010 will be added to disclosure in the 2010 10-K.

Current ratio represents total current assets divided by total current liabilities.

Financial Statements, page 49

Notes to Consolidated Financial Statements, page 55

Note 2 – Significant Accounting Policies, page 55

Revenue Recognition, page 56

2.

We note in the discussion in the fourth paragraph on page 57 which indicates that to reduce credit exposures in Latin America, Monsanto collects payments on certain customer accounts in grain. We also note that Monsanto does not take ownership of the grain or the associated inventory risks and therefore does not record revenue or the related cost of sales for the grain. We further note that such arrangements are negotiated at the time Monsanto’s products are sold to the customers and are valued at the prevailing grain commodity prices on that day. We also note that by entering into forward sales contracts with grain merchants, Monsanto mitigates the commodity price exposure from the time the contract is signed with the customer until the time the grain is collected from the customer by the grain merchant on Monsanto’s behalf and converted into cash for Monsanto.

With regards to these arrangements, please tell us and revise the notes to the company’s financial statements to explain in further detail how the company accounts for these arrangements in its financial statements. As part of your response and your revised disclosures, please address the following:

•

Please tell us and clarify in your future disclosures whether the sales arrangements collectible in grain and the related forward contracts with grain merchants are entered into at the same time or within a short time period of each other. Also, please indicate whether the terms at which the grain is priced for purposes of the sales transaction is equivalent to the price at which the grain is priced for purposes of the forward sales transaction. If not, please explain how the forward sales contracts are or have impacted the company’s margins on the related sales transactions and explain how any differences are accounted for in the company’s financial statements along with the basis or rationale for the treatment used.

•

Please tell us the volume and dollar amount of sales to Latin American customers that were collectible in grain rather than in cash during the most recent periods presented in the company’s financial statements. Also, please tell us the currency in which the forward sales contracts are collectible from the grain merchants and explain how this factors into your accounting treatment, as applicable.

•	Please explain the relevant technical accounting literature that is applied in accounting for these transactions in the company’s financial statements.

We may have further comment upon receipt of your response.

Response. Monsanto has grain programs in Argentina and Brazil. Each one is discussed separately in sections A) and B) below.

A)	Grain Programs in Argentina.

Monsanto collects receivables through its grain programs in Argentina. The sales dollar amounts were $166 million, $240 million, and $178 million as of Aug. 31, 2009, Aug. 31, 2008 and Aug. 31, 2007, respectively which was only 1%, 2%, and 2% of total company net sales for the fiscal years noted, respectively. Total tons of grain amounted to 643,000 in fiscal 2009, 949,000 in fiscal 2008 and 989,000 in fiscal 2007. The company sells products to customers in exchange for a negotiated amount of the customers’ grain. The payment terms for these sales in grain are similar to cash payment terms. Monsanto and the customer agree upon the sales price of the inventory Monsanto sells to the customer on the date the sale is recorded. The volume of grain the customer will deliver to Monsanto is calculated based on the fair value of the grain on the date of the sale based on the market price of grain that day as determined in an active market.

At the time of sale, Monsanto records both a receivable and revenue as the culmination of the earnings process is complete based on evaluation of each of the four criteria in ASC Topic 605.10.S25, Revenue Recognition, (criteria from ASC in italics) as follows.

1) Persuasive evidence of an arrangement exists. Persuasive evidence of an arrangement exists as Monsanto has an executed agreement in place with the customer.

2) Delivery has occurred or services have been rendered. Delivery of the Monsanto product to the customer has taken place at the time the sale is recorded.

3) The seller's price to the buyer is fixed or determinable. The price is fixed and determinable because the amount of grain and the price of grain from the customer which Monsanto will arrange for transfer has been fixed at the date the sale is entered into, based on the fair value of the grain at the sale date.

4) Collectibility is reasonably assured. The customer’s credit-worthiness, including past historical experience of payment, is evaluated to determine collectibility of the grain is reasonably assured. Monsanto’s credit department reviews all customers’ (including those paying in grain) credit-worthiness prior to doing business with them. These relationships are monitored and reviewed periodically.

As these four criteria are met, revenue is recognized and a receivable is recorded. The revenue and receivable are recorded in U.S. dollars (as the functional currency of Monsanto Argentina is the US dollar and sales arrangements with the customers are executed in dollars).

For these sales, the receivable will be paid to Monsanto in grain in order to mitigate country economic risk which would be inherent in an accounts receivable balance due in cash from the customer in Argentina. Although Monsanto will be paid by the customer in grain, Monsanto arranges for the transfer of grain from the customer to a third party at the time the grain is due from the customer in payment for the sales transaction noted above.

Monsanto does not record the transfer of the grain to the third party as a sale at the date of payment. Additionally, Monsanto does not record the grain as inventory at any time during the transaction. There is no risk or reward of ownership of the grain as the company does not take physical custody of the grain and the price of the grain with both the customer and the third party has been fixed. As such, Monsanto does not record revenue or the related cost of sales for the grain in accordance with ASC Topic 605.45, Reporting Revenue Gross as a Principal Versus Net as an Agent. Per Topic 605.45.45, the following indicators should be assessed to determine gross or net revenue reporting (criteria from ASC in italics).

Indicators of Gross Revenue Reporting

•    The company is the primary obligor in the arrangement. Monsanto is the primary obligor in the grain delivery arrangement with the third party as Monsanto is required to deliver grain to the grain merchant if Monsanto’s customer does not deliver as specified in their contract. Our conclusion is this indicator supports recording revenue on a gross basis.

•    The company has general inventory risk (before customer order is placed or upon customer return). Monsanto does not take physical custody of the grain inventory at any time. The grain is delivered directly from Monsanto’s customer to the grain merchant. Thus, Monsanto does not have risk of physical loss of the inventory at any time. Our conclusion is this indicator supports recording revenue on a net basis.

•    The company has latitude in establishing price. Monsanto and the customer negotiate and come to an agreement on the fixed price for the sale of Monsanto product to the customer. Monsanto and the grain merchant then determine the terms of the forward sales contract based on current market prices in an active market. As the transfer of the grain to the grain merchant is based upon current market prices, Monsanto does not have significant latitude in establishing price for the transaction. Our conclusion is this indicator supports recording revenue on a net basis.

•    The company changes the product or performs part of the services. Monsanto never takes physical custody of the grain inventory and does not make any changes to the product before Monsanto’s customer delivers it to the grain merchant. Our conclusion is this indicator supports recording revenue on a net basis.

•    The company has discretion in supplier selection. There is no “supplier” in the Monsanto arrangement. Monsanto’s customer decides at the time of order that they will settle the receivable due to Monsanto in grain vs. cash. Monsanto selects the grain merchant to be used for the transaction. Selection of a particular grain merchant is not considered significant in the transaction as there is an active market for grain which determines the pricing with the grain merchant. Our conclusion is this indicator neither supports recording revenue on a net basis or a gross basis.

•    The company is involved in the determination of product or service specifications. Monsanto’s customer decides on the specific type of grain they will deliver to the grain merchant at the time the contract is negotiated. Concurrently, Monsanto enters into an agreement with a third party grain merchant for delivery of the customer specified grain. Our conclusion is this indicator supports recording revenue on a net basis.

•    The company has physical loss inventory risk (after customer order or during shipping). Monsanto does not take physical custody of the grain inventory at any time. The grain is delivered directly from Monsanto’s customer to the grain merchant. Thus, Monsanto does not have risk of physical loss of the inventory at any time. Our conclusion is this indicator supports recording revenue on a net basis.

•    The company has credit risk. Monsanto does not have any credit risk related to the grain inventory as the amount of grain inventory to be delivered is fixed, and Monsanto does not take custody of the grain. Our conclusion is this indicator supports recording revenue on a net basis.

Indicators of Net Revenue Reporting

•    The supplier (not the company) is the primary obligor in the arrangement. Monsanto is the primary obligor in the grain delivery arrangement with the third party as Monsanto is required to deliver grain to the grain merchant if Monsanto’s customer does not deliver as specified in both Monsanto’s contract with the customer, and Monsanto’s contract with the grain merchant. Our conclusion is this indicator supports recording revenue on a gross basis.

•    The amount the company earns is fixed. The price Monsanto is paid by the grain merchant is determined based upon the market price of grain the day the contract is entered into with the third party grain merchant. The price Monsanto is paid by the grain merchant is not materially different from the market price on the date of the contract. Our conclusion is this indicator supports recording revenue on a net basis.

•    The supplier (and not the company) has credit risk. Monsanto does not have any credit risk related to the grain inventory as the amount of grain inventory to be delivered is fixed. Our conclusion is this indicator supports recording revenue on a net basis.

Thus, on an overall basis, Monsanto does not meet the indicators for reporting revenue gross. Even though Monsanto is the primary obligor, we do not consider this indicator to be a sufficiently strong indicator to overcome the net indicators. A strong indicator to report revenue gross is inventory risk where the company has risks and rewards of ownership. As noted above Monsanto does not have inventory risk and does not take physical custody of the inventory. Further Monsanto does not have any credit risk related to the inventory as the amount of grain to be delivered is fixed. As such, Monsanto does not record any revenue related to the receipt of grain from the customer, and the subsequent arrangement to transfer such inventory to the third party, on a gross basis.

At the time of sale of Monsanto’s product to the customer, Monsanto contemporaneously enters into a forward sales contract with a third party, the export elevator (grain merchant) to lock in the price at which the grain will be sold to the elevator when the grain is delivered to the elevator by Monsanto’s customer as payment on the account receivable due to Monsanto. This mitigates the risk of fluctuations in commodity prices during the period from when the sale is recorded until the grain is collected. The terms of the forward sales contracts are substantially equal to the terms in the grain sales transaction, discussed above, with the customer. Delivery and quantity in the contract with the customer match the delivery and quantity in the forward sales contract with the grain merchant. The price Monsanto locks in with the grain merchant may be slightly marked up from the price locked in with the customer because Monsanto provides the grain merchant with customers for their business. The difference between the price of the grain to be received from the grain merchant and the price of the grain in the contract with the customer is not material.

As noted above, Monsanto’s receivable from the customer is a fixed volume of tons of grain. The amounted recorded as a receivable is determined at the sale date based on the value of grain on that day. At the end of each month that the forward sales contract is outstanding, the forward is adjusted to fair value based upon the month end spot price of grain, with an offsetting entry recorded in the company’s income statement.

Monsanto enters into the forward sales contract in order to mitigate the commodity price exposure until the grain is delivered and transferred to the elevator to settle the receivable. We have elected not to designate the forward sales contract as a hedging instrument, and we follow hedge accounting for the forward sales contract under ASC Topic 815.10, Derivatives and Hedging. Per Topic 815.10.35.2, “The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Subtopic 815.20 discusses the accounting for the gain or loss on a derivative instrument that is designated as a hedging instrument. The gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings.” As a result, the gain or loss on the forward sales contract derivative is recognized in Monsanto’s current earnings each reporting period. The net impact of the forward sales contracts on gross profit in the company’s financial statements was expense of $3 million, income of $7 million and expense of $3 million for the years ended Aug. 31, 2009, 2008, and 2007, respectively. The forward sales contract remains in place until the grain has been delivered to the elevator. At this time the receivable is relieved against the cash received from the grain merchant, and the forward sales contract is settled.

The forward sales contracts are collectible in U.S. dollars in Argentina. Monsanto’s entity in Argentina is U.S. dollar functional and therefore Monsanto has no currency risk related to the forward sales contracts.

In our Annual Report on Form 10-K for the year ending Aug. 31, 2010, Monsanto will expand its disclosure in Note 2 — Significant Accounting Policies for Revenue Recognition to include the information in the paragraph below (new disclosure is marked in italics). Monsanto considered disclosing the amount of sales in Argentina that is collected through grain programs, but these sales were only 1%, 2% and 2% of total company net sales for each of the fiscal years noted above, and therefore disclosure of these amounts was not considered material for any period.

“To reduce credit exposure in Argentina, Monsanto collects payments on certain customer accounts in grain. Monsanto does not take physical custody of the grain or assume the associated inventory risk and therefore does not record revenue or the related cost of sales for the grain. Such payments in grain are negotiated at the time Monsanto’s products are sold to the customers and are valued at the prevailing grain commodity prices on that day. By concurrently entering into forward sales contracts with grain merchants, Monsanto mitigates the commodity price exposure from the time a contract is signed with a customer until the time the grain is collected from the customer by a grain merchant on Monsanto’s behalf. The grain merchant converts the grain to cash for Monsanto. Monsanto has elected not to designate the forward sales contracts as hedging instruments under the Derivatives and Hedging topic of the ASC. Accordingly, the gain or loss on these derivatives is recognized in current earnings.”

B)	Grain Programs in Brazil.

Monsanto collects receivables through its grain programs in Brazil. The sales dollar amounts were $42 million and $41 million as of Aug. 31, 2009 and 2008, respectively. There were no receivables collected through grain programs in 2007. Monsanto sells products to customers in exchange for a negotiated amount of the customers’ grain. The volume and price of the grain are both fixed at the date the sale is recorded. The payment terms for these sales in grain are similar to cash payment terms. Monsanto and the customer agree upon the sales price of the inventory Monsanto sells to the customer on the date the sale is recorded. Monsanto does not physically take custody of the grain at any time. Unlike the arrangement discussed above in Argentina, the customer will directly contract with a third party grain merchant, and arrange to deliver the grain to the merchant at a future date in settlement of the receivable due to Monsanto. When the grain is delivered to the grain merchant, the grain merchant will then pay Monsanto in cash. Monsanto has no commodity price risk in the Brazil programs as the price Monsanto will receive is fixed at the date of sale. Additionally, Monsanto’s customer has independently made arrangements with the grain merchant to deliver grain to the merchant in the future for a fixed price, the proceeds of which will be paid to Monsanto in cash. Therefore, Monsanto does not enter into forward sales contracts related to these sales arrangements in Brazil, and as a result there is no need to perform a gross vs. net analysis for the transfer of grain to the grain merchant as Monsanto does not have an agreement with the grain merchant.

At the time of sale, Monsanto records both a receivable and revenue as the culmination of the earnings process is complete based on evaluation of each of the four criteria in Accounting Standards Codification (ASC) Topic 605.10.S25, Revenue Recognition, (criteria from ASC in italics) as follows.

1) Persuasive evidence of an arrangement exists. Persuasive evidence of an arrangement exists as Monsanto has an executed agreement in place with the customer.

2) Delivery has occurred or services have been rendered. Delivery of the Monsanto product to the customer has taken place at the time the sale is recorded.

3) The seller's price to the buyer is fixed or determinable. The price is fixed and determinable because the amount of grain and the price of grain from the customer has been fixed at the date the sale is entered into, based on the fair value of the grain at the sale date.

4) Collectibility is reasonably assured. The customer’s credit-worthiness, including past historical experience of payment, is evaluated to determine collectibility of the grain is reasonably assured. Monsanto’s credit department reviews the credit-worthiness of all customers (including those paying in grain) prior to doing business with them. These relationships are monitored and reviewed periodically.

Based upon the immaterial dollar amount of sales Monsanto collects through grain programs in Brazil, disclosure of the grain arrangements in Brazil was not considered necessary.

Note 25. Commitments and Contingencies, page 99

3.

We note the disclosure included in Note 25 indicating that the company has established reserves for environmental and litigation related contingencies aggregating approximately $262 million at August 31, 2009. However, we note that the discussion provided with respect to these reserves is somewhat vague and boilerplate in nature in that it does not describe the judgments and significant assumptions that were used in determining the amounts of any reserves or accrual recognized. As outlined in SAB Topic 5Y, Question 2, the staff generally believes that product liability and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of possible outcomes that could have a material effect on the registrant’s financial condition, results of operations or liquidity. In future filings, please revise the notes to the company’s financial statements to include the following additional disclosures with respect to these reserves:

•

Since your discussion in MD&A on page 40 indicates that the reserves have been recorded on a discounted basis, revise future filings to disclose the discount rate or rates used in determining such reserves and the basis or rationale for determining the discount rate, along with the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, along with a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statement of financial position. Refer to the guidance outlined in SAB Topic 5:Y, Question 1.

•	Revise to disclose the material components of the accruals which have been established and the significant assumptions underlying these estimates.
•

Revise to provide an assessment regarding the potential impact of uncertainties or environmental liabilities not reflected in the liability recognized on the company’s financial statements as a whole, including the company’s future results of operations. Please note that the company’s current disclosure indicating that these matters are not expected to have a material adverse effect on the company’s consolidated financial position and liquidity is not considered adequate.

Also, please note that as outlined in SAB Topic 5:Y, Questions 2, a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS No. 5, if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either disclose the estimated additional loss or range of loss or state that such an estimate cannot be made. Please revise the company’s financial statement disclosures in future filings to comply with the guidance outlined in SAB Topic 5:Y.

Response.

•    Of the $262 million liability as of Aug. 31, 2009, $124 million was not subject to discounting, and the remainder was discounted. The discounted amount reflects certain environmental liabilities where the amount and timing of cash payments are fixed or readily determinable in accordance with Topic 410.30, Environmental Obligations. A risk-free discount rate, adjusted for inflation, ranging from 2.2 percent to 3.5 percent was selected at the time that each liability was recorded based on discussions with outside legal counsel and guidelines provided in Topic 410.30, Environmental Obligations, which allow discounting if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or readily determinable and Topic 450.20.S99-1, because there was no available market for these liabilities. Management believes the rates used were appropriate.

Beginning with the 2010 10-K filing, and for future annual filings, Monsanto will expand the disclosure to include the following information regarding the discount rate (new disclosure is marked in italics), as well as the following table, in accordance with Topic 450.20.S99-1:

“Monsanto is involved in environmental remediation and legal proceedings related to its current business and also, pursuant to indemnification obligations, related to Pharmacia’s former chemical and agricultural businesses. In addition, Monsanto has liabilities established for various product claims. With respect to certain of these proceedings, Monsanto has established a reserve for the estimated liabilities. Portions of the liability for which the amount and timing of cash payments are fixed or readily determinable were discounted, using a risk-free discount rate adjusted for inflation ranging from 2.2 percent to 3.5 percent. The remaining portions of the liability were not subject to discounting because of uncertainties in the timing of cash outlay. The following table provides a detailed summary of the discounted and undiscounted amounts included in the environmental and litigation liabilities.”

(Dollars in millions)
	Aggregate Undiscounted Amount	$XXX*
Discounted Portion:

Expected payment (undiscounted) for:	2011
	2012	XX*
	2013	XX*
	2014	XX*
	2015	XX*
	Undiscounted aggregate expected payments after 2015	XX*
	Aggregate Amount to be Discounted as of Aug. 31, 2010	XX*
	Discount, as of Aug. 31, 2010	(XX)*
	Aggregate Discounted Amount Accrued as of Aug. 31, 2010	XXX*
	Total Environmental and Litigation Reserve as of Aug. 31, 2010	$XXX*
*Amounts for 2010 and beyond will be added to disclosure in the 2010 10-K.

•    The accrual is composed of numerous disaggregated claims that are individually immaterial, and there are no material components that require disclosure. The measurement of environmental remediation liabilities is based on the company’s and third party environmental specialists’ estimates of what it will cost to perform each of the elements of the remediation effort when those elements are expected to be performed. The estimated costs consider inflation and take into account factors such as productivity improvements due to learning from experience with similar sites and similar remedial action plans. The measurement of litigation reserves is based on the company’s estimate of the likelihood of potential liabilities based on historical experience, scientific and other evidence, interpretation of relevant laws or regulations, the specifics of current circumstances, discussions with outside counsel and/or third party actuarial data.

•    The liabilities recorded on the Statement of Consolidated Financial Position represent those liabilities that are probable and estimable, in accordance with Topic 450.20.25-2. Any items not included in the liability are uncertain in nature, cannot be reasonably estimated and are immaterial in the aggregate. The company does not believe additional disclosure is material to a decision to buy or sell Monsanto’s securities. In future filings, Monsanto will revise its disclosure to the following (new disclosure is marked in italics):

“Monsanto cannot reasonably estimate any additional loss and does not expect the resolution of such uncertainties, or environmental matters not reflected in the liability, to have a material adverse effect on its consolidated results of operations, financial position or liquidity.”

* * * * * *

We hereby acknowledge that:

(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Nicole Ringenberg
Nicole Ringenberg Vice President and Controller Monsanto Company

cc:	Carl M. Casale, Monsanto Company

Nancy E. Hamilton, Esq., Monsanto Company